16002179

Public Amend

SEC Mail Processing Section APR 06 2016 Washington DC 409

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Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69234

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Top Capital Advisors, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3620 Kensley Drive
(No. and Street)

Inglewood	CA	90305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra Draughan, CCO 310-677-4450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T Remus CPA
(Name – *if individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debra D Draughan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Top Capital Advisors, Inc, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

CCO / CFO

Title

/S/

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles)

On MARCH 26, 2016 before me, JAMES I. UTOMAKILI (NOTARY PUBLIC)
(insert name and title of the officer)

personally appeared DEBRA D. DRAUGHAN,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature /S/ **(Seal)**

JAMES I. UTOMAKILI
COMM. # 2072699
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
Comm. Exp. JULY 22, 2018
MGC1

Top Capital Advisors, Inc.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2015

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder's
Top Capital Advisors, Inc.

I have audited the accompanying financial statements of Top Capital Advisors, Inc. (a New York Corporation) which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in liabilities subordinated to claims of creditors, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. Top Capital Advisors, Inc.'s management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Top Capital Advisors, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption), and Schedule of Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of Top Capital Advisors, Inc. financial statements. The supplemental information is the responsibility of Top Capital Advisors, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 23, 2016

TOP CAPITAL ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Assets		
Cash	$	81,763
Accounts Receivable, net		499,000
Depreciable Assets, Net of Accumulated Depreciation		833
Other Assets		6,974
Total Assets	$	588,570

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	57,963
Total Liabilities		57,963
Stockholder's Equity		
Common stock, $0 Par Value, 200 shares authorized, 200 shares issued and outstanding		200
Additional paid-in-capital		40,990
Retained earnings		489,417
Total Stockholder's Equity		530,607
Total Liabilities and Stockholder's Equity	$	588,570

See accompanying notes.

TOP CAPITAL ADVISORS, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2015

REVENUES		
Placement fees	$	260,603
Consulting fees		378,000
Interest Income		33
		638,636
OPERATING EXPENSES		
Employee compensation & benefits		849,604
Technology and communication		1,694
Occupancy and equipment		13,627
Other Expenses		204,382
		1,069,307
Net Loss	$	(430,671)

See accompanying notes.

TOP CAPITAL ADVISORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2015

	Common Stock					
	Number of Shares	Amount	Additional Paid-in-Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2014	200	$ 200	41,963	$ 920,088	$ 962,251
Shareholder distribution			(973)		(973)
Net (Loss)	-	-	-	(430,671)	(430,671)
Balance at December 31, 2015	200	$ 200	$ 40,990	$ 489,417	$ 530,607

See accompanying notes.

(h) Advertising and Marketing

Advertising costs (if any) are charged to operations as incurred.

(i) General and Administrative Expenses

General and administrative costs are charged to operations as incurred.

(j) Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 23, 2016 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

(k) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value"

(e) Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed principally by the straight line method, based on the estimated useful life of the related asset. Expenditures for maintenance, repairs, renewals and betterments that do not materially prolong the useful lives of the assets are expensed.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period.

(f) Revenue Recognition

The principal source of operating revenues is placement fees for obtaining suitable investors for certain client investment syndications, and general consulting fees. The Company recognizes revenue from placement fees and retainers in accordance with the closing agreements, when prospective investors have given formal indication of their intent to commit investment funds, when substantially all contingencies relating thereto have been satisfied, and upon delivery of all significant services, typically the closing event. Consulting fees are recognized at such time as the fees are payable under the consulting agreement.

(g) Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholder's could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholder's capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2015 and there are no open tax years prior to 2012. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2015.

Top Capital Advisors, Inc.
Notes to Financial Statements
December 31, 2015

1 Nature of Business Operations

Top Capital Advisors, Inc. (the Company) is a New York corporation; for regulatory purposes, its main office is based in Inglewood, CA. Geographical limits on its operations are a function of relevant securities registration regulations. The Company's primary activity is placing limited partnership interests in institutional quality private equity and hedge funds. It is a broker-dealer registered with the Securities & Exchange Commission ("SEC"), and accordingly, is subject to the governing rules and regulations of the Financial Industry Regulatory Authority ("FINRA") as well as certain other regulatory agencies. Revenues may be affected by the overall activities of the financial markets and other economic risks. The Company holds no customer funds or securities and does not participate in the underwriting of Securities.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2015. Cash is held at two major financial institutions and is insured by the Federal Deposit Insurance Corporation. The Company may at times maintain cash balances in amounts that exceed federally insured limits.

(d) Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from the balances outstanding at year-end. Management has evaluated accounts receivable at December 31, and believes they are all collectible. Accordingly, no allowance for uncollectible trade accounts receivable is required. If it were to be determined probable that any amounts were uncollectible, they would be charged to operations and an allowance would be established. Two of the Company's clients represent 75% of the outstanding receivable balance at December 31, 2015. Accounts receivable are not collateralized.

TOP CAPITAL ADVISORS, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(430,671)
Adjustments to Reconcile Net Loss to Net Cash Provided By Operating Activities:		
Depreciation & amortization		2,464
(Increase) Decrease in:		
Accounts Receivables		438,083
Other assets		(726)
Increase (Decrease) in:		
Accounts payable, accrued expenses and other liabilities		42,251
Net cash provided by operating activities		51,401
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		
Shareholder distributions		(973)
Net cash used in financiang activities		(973)
Net increase in cash		50,428
Cash at Beginning of Year		31,335
Cash at End of Year	$	81,763
Supplemental Disclosures		
Cash paid for income taxes	$	300
Cash paid for interest	$	-

See accompanying notes.

TOP CAPITAL ADVISORS, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

For the Year Ended December 31, 2015

Subordinated Liabilities at December 31, 2014	$	-
Increases		-
Decreases		-
Subordinated Liabilities at December 31, 2015	$	-

See accompanying notes.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholders

Top Capital Advisors, Inc.

I have reviewed management's statements, included in the accompanying Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), in which (1) Top Capital Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Top Capital Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under—(k)(2)(i), (the "exemption provisions") and (2) Top Capital Advisors, Inc. stated that Top Capital Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception and Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption). Top Capital Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Top Capital Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 23, 2016

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2015

3 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $23,801, which was $18,801 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 2.43 to 1.

4 Credit Risk and Concentrations

Two clients accounted for a significant amount of the Company's placement fees and retainer income.

The Company maintains its cash balances in two financial institutions in amounts which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation insures the Company's bank accounts up to $250,000. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

5 Related Party Transactions

The Company paid its principal shareholders a commission in the amount of $849,604.

The Company also reimbursed its principal shareholders for certain travel and other expenses which totaled $90,488.

6 Fair Value

Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its stockholder if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2015 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2015 or during the year ended December 31, 2015.

TOP CAPITAL ADVISORS, INC.

Schedule I- Continued
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2015

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17a-5 as of December 31, 2015)

Net Capital as Reported in Company's Part IIA FOCUS Report	$	39,435
Audit Adjustments		(15,634)
Net Capital per Previous Page	$	23,801

TOP CAPITAL ADVISORS, INC.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2015

NET CAPTIAL:		
Total Stockholder's Equity Qualified for Net Capital		$ 530,607
Deductions and/or Charges:		
Non-allowable Assets:		
Accounts Receivable	$ 499,000	
Depreciable Assets	833	
Other Assets	6,973	
Total Non-allowable Assets		(506,806)
Net Capital		$ 23,801
AGGREGATE INDEBTEDNESS:		
Accounts Payable and Accrued Expenses	$ 57,963	
Total Aggregate Indebtedness		$ 57,963
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Calculated Net Capital Required Versus Aggregate Indebtedness		$ 3,864
Minimum Dollar Net Capital Requirement		5,000
Excess Net Capital		$ 18,801

Top Capital Advisors, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Schedule II

For the Year Ended December 31, 2015

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Top Capital Advisors, Inc. in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Top Capital Advisors, Inc.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
(EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2015

"EXEMPT UNDER 15c3-3 (k)(2)(i)

Schedule III

Pursuant to rule 15c 3-3 relating to possession or control requirements, Top Capital Advisors, Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2015 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

Top Capital Advisors, Inc.
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2015

Top Capital Advisors, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Top Capital Advisors, Inc. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Debra Draughan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

4/5/2016

Debra Draughan, Partner / Chief Compliance Officer

TOP CAPITAL ADVISORS, INC.
SIPC General Assessment Reconciliation
December 31, 2015

General Assessment Calculation

Total Revenue	$	638,636
Revenue exempt from assessment		0
SIPC Net Operating Revenue		638,636
Rate		0.0025
General Assessment Due		1,597
Less Payments: SIPC 6		(516)
Plus: Interest		
Remaining Assessment Due		1,081
Paid with SIPC 7		(1,081)
Balance Due (Overpayment)	$	(0)

There is no material difference between the SIPC-7 and this reconciliation.

See Independent Accountants' Report.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Top Capital Advisors, Inc.

Independent Accountants Agreed-Upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)

Top Capital Advisors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Top Capital Advisors, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Top Capital Advisors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Top Capital Advisors, Inc. management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC General Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 23, 2016